fetch! Dog Treats



LETTER   ⌄

Dear investors,

This past year was a mix of progress and frustration. Fetch! Dog Treats™ continues to prove that the brand and the demand are real. We generated over $160k in revenue while serving roughly 300 independent retail partners nationwide and maintaining strong repeat ordering and word-of-mouth growth. The challenge has not been demand—it has been capacity.

Our decorated cookies, one of our most popular products, are still largely decorated by hand. That process limits how much product we can ship each week and creates longer lead times for customers. Several partners have told us they would increase orders significantly if we could deliver faster.

Over the past year we focused on tightening pricing, improving our cost structure, and simplifying operations so the business is ready to scale. Our next step is automating the decorating process, which will allow us to increase production, reduce lead times, and unlock the demand that already exists within our customer base.

We're grateful to the investors who believed in us early and helped make this journey possible.

We need your help!

Our biggest need is help unlocking production capacity. Demand for Fetch! Dog Treats™ remains strong across our ~300 independent retail partners, but manual decorating limits how much product we can ship each week. Introductions to equipment financing partners, angel investors, or small-business lenders who understand manufacturing would be extremely valuable. We are specifically looking to automate our cookie decorating process, which would significantly increase weekly output, shorten lead times, and allow us to fulfill the demand that already exists within our current customer base. Connections to regional distributors or retail buyers are also always appreciated.

Sincerely,

John Griveas
CO-Founder & Vice President

Jacqueline Lovern
Owner & President

How did we do this year?



REPORT CARD

C+

☺ The Good

Strong demand across wholesale, DTC, and locally. We continue serving ~300 independent retailers nationwide with high repeat orders.

Customer loyalty remained strong. Many partners say they would increase orders by ~30% if we reduce lead times.

Improved operational discipline. Refined pricing, COGS tracking, and SKU structure to prepare the business for scale.

☹ The Bad

Manual decorating remains our biggest bottleneck, limiting weekly production and increasing customer lead times.

Limited access to capital has slowed automation and prevented us from scaling production faster.

Some orders were delayed or lost due to long lead times caused by labor-intensive production.

2025 At a Glance

January 1 to December 31



$144,058 **[14%]**
Revenue



-$2,338
Net Loss



$44,773 **+25%**
Short Term Debt



$0
Raised in 2025



$516
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$167,606

$144,058

-$10,498

-$2,338

Net Margin: -2%   Gross Margin: 42%   Return on Assets: -61%   Earnings per Share: $0.00

Revenue per Employee: $48,019   Cash to Assets: 13%   Revenue to Receivables: ~

Debt Ratio: 2,306%

📄 2018_GAAP_Financial.pdf   📄 2019_GAAP_Financial.pdf

📄 Fetch_Dog_Treats_2024_2025_GAAP_Financial_Statements.pdf

We ❤ Our 84 Investors

Thank You For Believing In Us

Sandra Dee Faracca...	PJ Mail	Bart Baker	Michael C DesCombaz	Venket KANDANALA	Craig J. Vom Lehn
David Macario	Marlene Emler...	Isaac Donkor	Andrew Steffan	Dana Grenier Mancini	Greg Stewart
Dave Doty	Lo La	Mark Rodgers	Linda Boss Allen	Barbara Muhlenbeck	Eugene Yu
Kristy LaPlante	Gregory Lellis	Kevin Hughes	Renee Trubiano	Trace George	IRA Komitee
Matthew Bilodeau	Amber Lingle	William L. Dean	Gary Conklin	Gail M Braun	Michael Kozlowski
Joyce Weaver	Jennifer Wolf	Neil Wolfe	Theresa M Crum	Deborah O'Shea	Marilyn M Wetter
Deborah Logel	Lori Hoffman	Colleen Durkin Proehl	Mark Rodgers	Paula Milligan	J P
Suzanne Laba	Amanda Gauda	Robin Lynn	Patricia Skokowski	Patrick Enweronye	Dennis D. Heske
Priscilla DALE	Heather Freed	Brenda Chae	Kevin And Pauline...	Brian A Collins	Noreen Uschold
Mary Carroll	Pamela Anne...	Judy Speaker	Donna Wendzikowski	Sonia R Hutchins	Catherine Mueller
Wendy Behrens	Maren Boot	Michele A. Collins	Richard Wisniewski	Neville Maycock Jr	Aman Lohia
Peter Baltus	Elizabeth Philip	Kevin Michael	Annette Martin	Dennis Scull	David Gauda
Gregory Bass	Robin Goff	Barbara Ames	Karen Jones-Moradian	Joseph Houck	Jake Suggs

Thank You!

From the fetch! Dog Treats Team



Jackie Lovern in

Founder & President

Founder of fetch! Dog Treats (2012). Leads product development and production, overseeing formulation, quality control, and decorated cookie manufacturing. Built the...



John Griveas ☒ in

C0-Founder & Vice President

Joined fetch! Dog Treats in 2014. Leads operations and wholesale growth. Scaled distribution to 300+ independent retailers nationwide and manages pricing, logistics, and...

Details

The Board of Directors

Director	Occupation	Joined
Jacqueline Lovern	Owner @ fetch! Dog Treats	2015
John Griveas	Owner @ fetch! Dog Treats	2015

Officers

Officer	Title	Joined
Jacqueline Lovern	Secretary CFO President Comptroller Clerk Treasurer	2015
John Griveas	Vice President CEO	2015

Voting Power ❓

Holder	Securities Held	Voting Power
Jacqueline Lovern	850,000 Common Units	85.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2015	$1,750		Other
08/2016	$6,500		Other
10/2018	$12,000		Other
01/2019	$14,484		Other
07/2019	$10,000		Other
07/2019	$10,000		Other
09/2019	$24,000		Other
01/2020	$2,900		Other
02/2020	$1,356		Other
04/2020	$4,000		Other
04/2020	$2,095		Other
02/2021	$48,405		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Dave Librock	03/11/2015	$1,750	$1,750 ❓	0.0%	12/31/2021	Yes
Kabbage	08/13/2016	$6,500	$3,783 ❓	24.0%	04/28/2021	Yes
PayPal Business Loan	10/11/2018	$12,000	$0 ❓	14.5%	09/18/2019	
Marlin Capital Solutions	01/29/2019	$14,484	$14,713 ❓	10.94%	04/06/2024	Yes
Concepts2Code	07/16/2019	$10,000	$5,579 ❓	5.0%	01/12/2021	Yes
Quickbooks Financial Capital	07/25/2019	$10,000	$0 ❓	16.0%	06/18/2020	
PayPal Business Loan	09/18/2019	$24,000	$20,003 ❓	14.5%	05/03/2022	Yes
Square Capital	01/17/2020	$2,900	$2,613 ❓	17.75%	07/31/2021	Yes
Shopify Capital	02/09/2020	$1,356	$79 ❓	17.0%	07/31/2020	Yes
SBA EIDL Advance	04/20/2020	$4,000	$4,000 ❓	0.0%	04/23/2025	Yes
Paycheck Protection Program	04/24/2020	$2,095	$2,095 ❓	0.0%	10/08/2020	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	1,000,000	1,000,000	No

Warrants:　　0

Options: 0

Form C Risks:

Investors understand that investing in startups is risky and that the failure rate is higher depending on the stage of the startup.

Investors understand that the initial valuation may change either positively or negatively over time.

Investors understand that it may take years to see a return on their investment and they are willing to wait for this time period.

Increases in the cost of key ingredients and/or disruptions in supply can negatively affect our ability to manufacture and produce our items.

The unpredictability of the COVID19 pandemic can create instances where we will be forced to adapt very quickly to change. Mandates and shutdowns can have a negative impact on revenue and our supply/distribution chain. Canceled events, material shortages, and increased cost of goods sold are potential examples to be aware of.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our units that take into account factors such as the following:

unrelated third party valuations of our units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our units;

our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fetch! Gourmet Dog Treats, LLC

New York Limited Liability Company
Organized January 2015
3 employees
255 Great Arrow Ave
Buffalo NY 14207 http://fetchmeatreat.com

Business Description

Refer to the fetch! Dog Treats profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

fetch! Dog Treats is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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